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CIBT to Establish GLN Partnership with Henan Radio and Television University in China

July 27th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with Henan Radio and Television University (“HRTVU”), a member of The Open University of China (formerly China Central Radio Television University or CCRTVU), to jointly offer educational programs in hotel and tourism management through CIBT Group’s Global Learning Network (“GLN”).

As outlined by the MOU, a GLN classroom equipped with professional grade video conferencing equipment will be established within HRTVU’s campus. This will allow CIBT Group instructors located in Vancouver, Canada to teach the proposed courses, minimizing capital expenditures for both parties. HRTVU will utilize its local market knowledge and vast student network to market the programs, recruit students, and will also provide classroom facilities. CIBT Group will assist in marketing the proposed programs.

“We are delighted to expand our partnership with an additional branch within The Open University of China system” commented Toby Chu, President, CEO and Vice Chairman of CIBT. “The Open University of China owns a network of over 2,000 locations servicing 3.2 million students. We are now establishing additional broadcast studios at OUC’s Beijing Headquarter while linking up to additional TVU sites across China. We believe this hub and spoke model is an integral and critical part of CIBT’s Global Learning Network strategies reaching out to the mass market of China.”

This latest MOU marks the 15th prominent academic partner to join CIBT Group’s GLN platform over the past year throughout Asia.

About Henan Radio and Television University:

Henan Radio and Television University (“HRTVU”), located in Henan Province, China was established in March 1979 and covers all the cities and rural areas in the province of Henan. It operates 22 branch schools and 93 study centers that span 180 acres. HRTVU employs approximately 1,970 teachers and administrators. In the 20 years since inception, HRTVU has taught over 1,000,000 students in career training fields, 230,000 college graduates in 150 specialities, and 38,000 graduates of polytechnic school in 40 specialities. HRTVU has a current student population of more than 100,000 students.

HRTVU is a member of The Open University of China system. Established in 1979, The Open University of China provides a system of higher education through radio and television and operates under the supervision of the Chinese Ministry of Education. The Open University system employs nearly 85,000 staff and is member of the International Council for Open and Distance Education.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. (“CIBT Group”) and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to CIBT Group’s plan to jointly offer educational programs in hotel and tourism management with Henan Radio and Television University, these risks, uncertainties and other factors include, without limitation, uncertainty as to CIBT Group’s ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; uncertainties as to the acceptance of the arrangements with all parties involved; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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